EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands) for the fiscal years ended September 30,	2010	2009	2008	2007	2006
Income before taxes excluding equity in income of investees, redeemable noncontrolling interests of consolidated subsidiaries and capitalized interest	$2,050,216	$1,270,789	$2,219,602	$2,406,424	$1,824,729
Additions:
Dividends received from equity method investees	18,106	7,187	10,863	19,537	22,486
Interest on uncertain tax positions included in income before taxes	5,064	3,507	4,252	0	0
Fixed charges
Interest expense-excluding interest on deposits	18,401	6,396	29,991	23,595	30,155
Interest expense-deposits	4,723	6,153	8,893	14,344	14,391
Interest on uncertain tax positions not related to third party	(5,064)	(3,507)	(4,252)	0	0
Interest factor on rent[1]	22,197	19,577	19,271	17,318	16,736

Total fixed charges	40,257	28,619	53,903	55,257	61,282

Adjusted earnings	$2,113,643	$1,310,102	$2,288,620	$2,481,218	$1,908,497

Ratio of adjusted earnings to fixed charges including interest on deposits	52.5	45.8	42.5	44.9	31.1
Ratio of adjusted earnings to fixed charges excluding interest on deposits	59.3	58.0	50.6	60.3	40.4

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).